2016 Financial Results

Paris, 7 February 2017:

In 2016, the Council of Europe Development Bank (CEB) successfully achieved and exceeded the activity objectives set in the Development Plan 2014-2016. Its sound financial performance enabled the CEB to pursue its social mandate in Europe.

The CEB’s unaudited results show that net profit reached € 104.9 million in 2016, compared to € 127.0 million in 2015 (-17.4%), mainly resulting from the decrease of € 21.5 million (-12.3%) in net banking income for the following reasons:

•	the negative variation of € 6.8 million in the net interest margin due to the lower return on the fixed rate long-term portfolio for financial assets related to lower interest rates and reduced volume, and

•	the negative impact of € 6.1 million in the valuation of derivative financial instruments (IFRS volatility effects) in 2016 compared to a positive impact of € 8.7 million in 2015.

However, excluding the IFRS volatility effects, which have no economic or financial impact on the CEB, core earnings amounted to € 111.0 million in 2016, only decreasing by 6.2% compared to € 118.3 million in 2015.

Equity rose by 3.5% from € 2.7 billion in 2015 to € 2.8 billion in 2016 after profit allocation.

In 2016, the CEB achieved record highs in its business activity objectives. 35 new projects were approved in 2016 reaching € 3.5 billion, a significant increase of 50% compared to 2015 (€ 2.3 billion for 22 projects). The stock of projects rose considerably by 19.7% totaling € 5.6 billion in 2016 (2015: € 4.7 billion) and loan disbursements amounted to € 2.0 billion in 2016, i.e. +10.5% compared to € 1.8 billion in 2015. Loans outstanding reached € 13.7 billion, an increase of 4.9% compared to € 13.1 billion in 2015.

The CEB expects to pursue this excellent performance level during 2017 as set out in the objectives of the new Development Plan 2017-2019.

Provisional Key figures (unaudited1)

€ million (IFRS Accounting Standards)	2016	2015	Variation[2]
Projects approved during the year	3,451	2,301	+50.0%
Loans disbursed during the year[3]	2,037	1,843	+10.5%
Stock of projects	5,651	4,720	+19.7%
Financing commitments signed during the year	3,215	2,235	+43.8%
Loans outstanding	13,715	13,072	+4.9%
Issues during the year[3]	3,137	3,049	+2.9%
Total assets	25,603	25,116	+1.9%
Net profit	104.9	127.0	-17.4%

[1]	Financial statements to be approved by the Governing Board.
[2]	Variations are calculated with figures in thousands of euros.
[3]	The exchange value in euros with the exchange rate at transaction date.